Via Facsimile and U.S. Mail
Mail Stop 6010

March 12, 2009

Mark J. Stockslager
Chief Financial Officer
Sunlink Health Systems, Inc.
900 Circle 75 Parkway
Suite 1120
Atlanta, GA 30339

Re: Sunlink Health Systems Inc.
Form 10-K for the Fiscal Year Ended June 30, 2008
Filed September 26, 2008
File No. 1-12607

Dear Mr. Stockslager:

        We have reviewed your filing and have the following comment. We have limited
our review to only your financial statements and related disclosures and do not intend to
expand our review to other portions of your document. In our comment, we ask you to
provide us with information to better understand your disclosure. After reviewing the
information provided, we may raise additional comments and/or request that you amend
your filing.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comment or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Notes to Consolidated Financial Statements

10. Shareholders Equity

Employee and Directors Stock Option Plans, F-20

1. Please explain to us how you arrived at estimated volatility assumptions of 33%, 28%,
    and 46% used for grants made in 2008, 2007 and 2006, respectively, and the reason for
    the significant decrease from 46% used in 2008 to 28% used in 2007.

*   *   *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant